As filed with the Securities and Exchange Commission on June 12, 2006
                                                    Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                                  GMarket Inc.
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                       N/A
                   (Translation of issuer's name into English)

                                -----------------

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
   (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

 Thomas M. Britt III, Esq.                         Herman H. Raspe, Esq.
     Mark J. Lee, Esq.                      Patterson, Belknap, Webb & Tyler LLP
 Debevoise & Plimpton LLP                       1133 Avenue of the Americas
13/F Entertainment Building                       New York, New York 10036
  30 Queen's Road Central
         Hong Kong

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
      Title of Each Class of              Amount to be        Aggregate Price      Aggregate Offering         Amount of
    Securities to be Registered            Registered            Per Unit*               Price**           Registration Fee
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00              $5,000,000               $535
representing one (1) common share,
par value 100 Won per share, of
GMarket Inc.
---------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal executive       Face of Receipt -  Introductory Article.
     office
2.   Title of Receipts and identity of deposited securities          Face of Receipt - Top Center.

Terms of Deposit:
       (i)    The amount of deposited securities represented by      Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt - Paragraphs (16)
              securities                                             and (17).

       (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy         Face of Receipt - Paragraph (13);
              soliciting material                                    Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                     and (16).

       (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                              provision for extensions).

       (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                              (7), (9) and (10).

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
       (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                     Reverse of Receipt - Paragraphs (19) and (20).
       (xi)   Fees and charges which may be imposed directly  or     Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                        Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among GMarket Inc., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among GMarket Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of June, 2006.

                                        Legal entity to be created by the
                                        Deposit Agreement under which the
                                        American Depositary Shares registered
                                        hereunder are to be issued, each
                                        American Depositary Share representing
                                        one (1) common share, par value 100 Won
                                        per share, of GMarket Inc.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Paul Martin
                                            ------------------------------------
                                            Name:  Paul Martin
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, GMarket Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, Korea, on June 12, 2006.

                                          GMARKET INC.


                                          By: /s/  Young Bae Ku
                                              ----------------------------------
                                              Name:  Young Bae Ku
                                              Title: Chief Executive Officer
                                                     and Representative Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [each of] [insert appropriate name(s)] to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 12, 2006.

     Signature                                 Title                       Date
     ---------                                 -----                       ----

/s/ Young Bae Ku                Chief Executive Officer (principal         June 12, 2006
------------------------         executive officer) and Director
Name: Young Bae Ku                 (Representative Director)


/s/ Duckjun (D.J.) Lee          Chief Financial Officer (principal         June 12, 2006
------------------------         financial and accounting officer)
Name: Duckjun (D.J.) Lee


/s/ Ki Hyung Lee                              Director                     June 12, 2006
------------------------
Name: Ki Hyung Lee


/s/ Sang Kyu Lee                              Director                     June 12, 2006
------------------------
Name: Sang Kyu Lee


                                              Director                     June   , 2006
------------------------
Name: John E. Milburn


                                              Director                     June   , 2006
------------------------
Name: Massoud Entekhabi

     Signature                                 Title                       Date
     ---------                                 -----                       ----

                                              Director                     June   , 2006
------------------------
Name: Joon-Ho Hahm


/s/ Hakkyun Kim                               Director                     June 12, 2006
------------------------
Name: Hakkyun Kim

           Signature of Authorized Representative in the United States

      Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of GMarket Inc., has signed this registration statement or amendment thereto on June 12, 2006.


                                                By: /s/ Massoud Entekhabi
                                                    ----------------------------
                                                Name:  Massoud Entekhabi
                                                Title: Authorized Representative

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)                 Form of Deposit Agreement
(d)                 Opinion of counsel to the Depositary